

07001285

SEC[...] [...]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 7541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dorsey & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 Gravier Street
(No. and Street)

New Orleans (City) LA (State) 70130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond A. Thompson 504 - 592-3266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
FEB 2 1 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malcolm M. dienes, L.L.C.
(Name – *if individual, state last, first, middle name*)

701 Metairie Road, Suite 2A301, Metairie, LA. 70005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 0 5 2007
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2/20/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond A. Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dorsey & Company Inc., as of June 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Senior Vice President

Title



Notary Public
Bar # 17943

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MALCOLM M. DIENES, L.L.C.
Certified Public Accountants



Jack D. Dienes, C.P.A. - John W. Theriot, C.P.A. - Patrick Carr, C.P.A. - Bobby Sperandeo, C.P.A.

January 25, 2007

Mr. Raymond Thompson
Chief Financial Officer
Dorsey & Co., Inc.
511 Gravier Street
New Orleans, Louisiana 70130

Dear Ray:

Attached is the reconciliation including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or Part IIA as requested by NASD.

If you have any questions, please feel contact me at 504.588.9288.

Sincerely,



Patrick R. Carr, CPA

Dorsey & Company Inc.
Reconciliation of FOCUS Changes
June 30, 2006

	Net Capital	Monthly Net Inc.	Quarterly Net Inc.
Amounts as originally filed July 26, 2006	$ 1,213,375	$ (210,189)	$ (194,410)
First Amendment:			
Overstatement of depreciation expense (1)		14,980	14,980
Accrual of state income tax (2)		(1,392)	(1,392)
Overaccrual of other expenses (3)		1,958	1,958
Decrease in non-allowable assets (4)	22,901		
Increase in retained earnings (5)	15,546		
Amounts as finally filed October 16, 2006	$ 1,251,822	$ (194,643)	$ (178,864)

Footnotes:

(1) Overstatement of depreciation expense
(2) Accrual of state income taxes
(3) Net result of overaccrual of licenses and taxes of $13,760 and under accrual of other expenses of $11,802.
(4) Reclass of NASDAQ stk securities in the amount of $44,850 from non-marketable securities to marketable securities; increase in prepaid expenses of $6,969 and decrease in accumulated depreciation of $14,980.
(5) Increase in retained earnings of $15,546 resulting from net income adjustments.

END